Page 1 of 5 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment 6)*

BankFinancial Corporation
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)
06643P 10 4
(CUSIP Number)
December 31, 2012
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

•
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP NO. 06643P 10 4    13G    Page 2 of 5 pages

1.	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

BankFinancial, F.S.B.
Employee Stock Ownership Plan Trust

2    Check the Appropriate Box if a Member of a Group (See Instructions)

a.

b.	x

3    SEC Use Only
4    Citizenship or Place of Organization
Illinois
Number of Shares Beneficially Owned by Each Reporting Person With:
5    Sole Voting Power

1,223,312
6    Shared Voting Power

627,916
7    Sole Dispositive Power

1,851,228
8    Shared Dispositive Power

0
9    Aggregate Amount Beneficially Owned by Each Reporting Person

1,851,228
10    Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

N/A
11    Percent of Class Represented by Amount in Row (9)

8.8% of 21,072,966 shares of Common Stock outstanding as of December 31, 2012.
12    Type of Reporting Person (See Instructions)

EP

CUSIP NO. 06643P 10 4    13G    Page 3 of 5 pages

Item 1

(a)	Name of Issuer
BankFinancial Corporation

(b)	Address of Issuer’s Principal Executive Offices
15W060 North Frontage Road
Burr Ridge, Illinois 60527
Item 2

(a)	Name of Person Filing
BankFinancial, F.S.B.
Employee Stock Ownership Plan Trust
Trustee: First Bankers Trust Services, Inc.

(b)	Address of Principal Business Office
2321 Kochs Lane
P.O. Box 4005
Quincy, IL 62305

(c)	Citizenship or Place of Organization
Illinois

(d)	Title of Class of Securities
Common Stock, par value $0.01 per share

(e)	CUSIP Number
06643P 10 4

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b, or (c), check whether the person filing is a:
An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:1,851,228.

(b)	Percent of class: 8.8%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 1,223,312.

(ii)	Shared power to vote or to direct the vote 627,916.

(iii)	Sole power to dispose or to direct the disposition of 1,851,228.

(iv)	Shared power to dispose or to direct the disposition of 0.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person
Not applicable

CUSIP NO. 06643P 10 4    13G    Page 4 of 5 pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Not applicable

Item 8.	Identification and Classification of Members of the Group
The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 06643P 10 4    13G    Page 5 of 5 pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 22, 2013    BANKFINANCIAL, F.S.B.
EMPLOYEE STOCK OWNERSHIP PLAN TRUST

By: First Bankers Trust Services, Inc., as Trustee

/s/ Linda J. Shultz
Name: Linda J. Shultz
Title: Trust Officer